SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

April 17, 2013

Commission File Number: 000-50867

Syneron Medical Ltd.
(Translation of registrant’s name into English)

Industrial Zone, Yokneam Illit 20692, P.O.B. 550, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached hereto and incorporated herein by reference is a press release of the Company, dated April 17, 2013, entitled “Syneron Medical Appoints Co-Founder and Chairman of the Board Shimon Eckhouse to Chief Executive Officer.”

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on November 16, 2004 (Registration No. 333-120559), on January 8, 2010 (Registration No. 333-164250) and on January 15, 2010 (Registration No. 333-164351).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNERON MEDICAL LTD.

By:	/s/ Hugo Goldman
Name: Hugo Goldman
Title: Chief Financial Officer

Date: April 17, 2013

Syneron Medical Appoints Co-Founder and Chairman of the Board
Shimon Eckhouse to Chief Executive Officer

Hosting conference call today, April 17, 2013 at 8:30 am ET

Yokneam, Israel – April 17, 2013 – Syneron Medical Ltd. (NASDAQ: ELOS), www.syneron.com, the leading global aesthetic device company, announced today that its Board of Directors has appointed Shimon Eckhouse, Ph.D., Syneron co-founder and Chairman of the Board, as Chief Executive Officer effective immediately. Louis Scafuri will step down as Chief Executive Officer and will remain available to the Company through the second quarter of 2013 to ensure a smooth transition.

Dr. Eckhouse is a co-founder of Syneron and a co-developer of the proprietary elos technology on which Syneron’s aesthetic medical devices are based. He was also the inventor and developer of IPL technology, another fundamental cornerstone of non-invasive aesthetic medical devices. In addition to serving as active chairman at Syneron, Dr. Eckhouse has served as Chief Executive Officer of ESC Medical Systems from its inception in 1992 until 1999 and as Chief Executive Officer of ColorChip from 2001 to 2003. He has founded and served as Chairman of several medical device companies. Dr. Eckhouse holds a B.Sc. in physics from the Technion Israeli Institute of Technology and a Ph.D. in physics from the University of California at Irvine.

On behalf of the Board, independent director Dr. Michael Anghel stated, “We are fortunate that Shimon has agreed to assume the day-to-day leadership role as CEO.  As a founder of the Company and an active Chairman, he has a deep understanding of the Company’s strategy, management team, business potential and industry trends. The Company has a strong executive team with deep experience that will help ensure we remain on track with our business objectives and continue to successfully execute our growth strategy.”

Mr. Scafuri has been the CEO of Syneron since February 2009, successfully growing the Company’s annual revenues from $55 million in 2009 (pre-merger with Candela Corporation) to $264 million in 2012.  He led the Company through an extremely challenging global economic environment, its merger with Candela Corporation, several strategic acquisitions, and the expansion of its product offering to include home-use and topical aesthetic products.

Dr. Eckhouse said, “We thank Lou for his leadership over the past four years and for the strong foundation he has built for the future. I have enjoyed working closely with him as we guided the Company through several important milestones. He was instrumental in the successful integration of Candela and positioning the Company with several significant near-term growth opportunities, including body contouring with UltraShape, home-use products through our Syneron Beauty subsidiary, and the topical business with the elure Advanced Skin Whitening system. We appreciate his passion and energy, which he brought to the Company each day, and firmly believe we are a stronger and better positioned Company today because of his leadership and strategic initiatives.

Mr. Scafuri said, “Syneron is the global leader in the aesthetic device industry, with a strong leadership team with dedicated and talented employees. It has been an honor to serve as the Company’s CEO, and I am proud of the accomplishments we have achieved over the past 4 years. The Company is now better positioned to operate in the new global economic environment that we are facing and I believe it is an appropriate time to transition to Shimon to continue the Company’s journey to its next phase of innovation and growth. I remain confident in the long-term outlook for Syneron and the aesthetic device industry.”

Conference Call
Syneron management will host a conference call to discuss the executive leadership transition today at 8:30 am ET. The conference call will be available live via the Investor Relations section of Syneron’s website, www.investors.syneron.com. To access the call, enter the Syneron Investor Relations website, then click on the webcast link “Syneron Conference Call.”

Participants are encouraged to log on at least 15 minutes prior to the conference call in order to download the applicable audio software. The call can be heard live or with an on-line replay which will follow. Those interested in participating in the call and the question and answer session should dial 877-844-6886 in the U.S., and 970-315-0315 from overseas. The conference pass code is: 42308391.

About Syneron Medical Ltd.
Syneron Medical Ltd. – a company devoted to real technology, real science and real results – is the leading global aesthetic device company with a comprehensive product portfolio and a global distribution footprint.  The Company's technology enables physicians to provide advanced solutions for a broad range of medical-aesthetic applications including body contouring, hair removal, wrinkle reduction, rejuvenation of the skin's appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite.  The Company sells its products under two distinct brands, Syneron and Candela.  The Company’s aspiration and commitment to innovation expands Syneron’s offering beyond medical device into the largest in-demand applications in beauty - skin lightening.  Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. are located in Israel. Syneron also has R&D and manufacturing operations in the US.  The company markets and services and supports its products in 86 countries. It has offices in North America, France, Germany, Italy, Portugal, Spain, UK, Australia, China, Japan, and Hong Kong and distributors worldwide.  Additional information can be found at www.syneron.com.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS
Any statements contained in this document regarding future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Further, any statements that are not statements of historical fact (including statements containing “believes,” “anticipates,” “plans,” “expects,” “may,” “will,” “would,” “intends,” “estimates” and similar expressions) should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including the risk that the company will not meet stated goals, as well as the risks set forth in Syneron Medical Ltd.’s most recent Annual Report on Form 20-F, and the other factors described in the filings that Syneron Medical Ltd. makes with the SEC from time to time. If one or more of these factors materialize, or if any underlying assumptions prove incorrect, Syneron Medical Ltd.’s actual results, performance or achievements may vary materially from any future results, performance or achievements expressed or implied by these forward-looking statements.

In addition, the statements in this document reflect the expectations and beliefs of Syneron Medical Ltd. as of the date of this document. Syneron Medical Ltd. anticipates that subsequent events and developments will cause its expectations and beliefs to change. However, while Syneron Medical Ltd. may elect to update these forward-looking statements publicly in the future, it specifically disclaims any obligation to do so. The forward-looking statements of Syneron Medical Ltd. do not reflect the potential impact of any future dispositions or strategic transactions that may be undertaken. These forward-looking statements should not be relied upon as representing Syneron Medical Ltd.’s views as of any date after the date of this document.

Contacts:
Hugo Goldman, Chief Financial Officer
Email: hugo.goldman@syneron.com

Zack Kubow, The Ruth Group
646-536-7020
Email: zkubow@theruthgroup.com